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Exhibit 99.2

 INDEPENDENT AUDITORS' REPORT

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2011 and 2010, and the consolidated statements of operations and comprehensive income, and cash flows for each of the years in the two-year period ended February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave Inc.'s internal control over financial reporting as of February 28, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2011 expressed an unqualified opinion on DragonWave Inc's internal control over financial reporting.

Ottawa, Canada,
May 4, 2011

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2011, based on the COSO criteria.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2011 and 2010, and the consolidated statements of operations and comprehensive income, and cash flows for each of the years in the two-year period ended February 28, 2011, and a summary of significant accounting policies and other explanatory information and our report dated May 4, 2011 expressed an unqualified opinion thereon.

Ottawa, Canada
May 4, 2011

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US $000's

	Note	As at February 28, 2011	As at February 28, 2010
			(Note 2)
Assets
Current Assets
Cash and cash equivalents	4	77,819	105,276
Restricted cash	4	714	—
Short term investments	4	11,181	8,074
Trade receivables	5	11,579	28,926
Inventory	6	28,204	23,910
Other current assets	7	5,306	2,522
Future income tax asset	17	553	436

		135,356	169,144
Long Term Assets
Property and equipment	8	7,560	7,116
Future income tax asset	17	808	59
Intangible assets	3, 9	14,929	430
Goodwill	3	11,927	—

		35,224	7,605
Total Assets		170,580	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	15,967	33,949
Income taxes payable	17	—	835
Deferred revenue		1,453	1,017
Contingent royalty	3, 15	622	—
Contingent consideration	3	14,622	—

		32,664	35,801
Long Term Liabilities
Contingent royalty	3, 15	3,290	—
Other long term liabilities	12	1,999	2,102

		5,289	2,102
Commitments	15
Shareholders' equity
Capital stock	13	171,570	179,174
Contributed surplus	13	2,488	1,375
Deficit	13	(31,813)	(32,085)
Accumulated other comprehensive loss	2, 13	(9,618)	(9,618)

		132,627	138,846
Total Liabilities and Shareholders' Equity		170,580	176,749

Shares issued & outstanding	13	35,421,893	36,934,917

On behalf of the Board:

(Signed) GERRY SPENCER Director	(Signed) TOM MANLEY Director

See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

Expressed in US $000's except share and per share amounts

		Twelve months ended February 28
	Note	2011	2010
			(Note 2)
REVENUE	21, 22	118,010	157,989
Cost of sales	6	67,460	91,565

Gross profit		50,550	66,424

EXPENSES
Research and development		18,676	14,620
Selling and marketing		17,303	13,917
General and administrative		11,817	7,405
Government assistance	15	(390)	—

		47,406	35,942

Income before amortization of intangible assets and other items		3,144	30,482
Amortization of intangible assets	9	(893)	(207)
Accretion expense	3	(393)	—
Interest income		233	89
Investment gain		7	—
Gain on sale of property and equipment		—	258
Foreign exchange gain (loss)		678	(2,436)

Income before income taxes		2,776	28,186
Income tax expense	17	801	341

Net and Comprehensive Income		1,975	27,845
Income per share
Basic	14	0.06	0.88
Diluted	14	0.05	0.85
Weighted Average Shares Outstanding
Basic	14	35,812,507	31,523,226
Diluted	14	36,741,961	32,635,342

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended February 28
	Note	2011	2010
			(Note 2)
Operating Activities
Net Income		1,975	27,845
Items not affecting cash
Amortization of property and equipment		2,895	1,416
Amortization of intangible assets		893	207
Accretion expense		393	—
Non cash royalty amortization		(266)	—
Stock-based compensation		1,442	911
Unrealized foreign exchange loss		134	1,995
Gain on sale of property and equipment		—	(258)
Non cash future income tax expense		358	—
Benefit on recognition of future income tax asset		—	(486)
Inventory impairment		3,285	969
Accrued interest on short term investments		(5)	(14)

		11,104	32,585
Changes in non-cash working capital items	16	(12,296)	(4,682)

		(1,192)	27,903

Investing Activities
Acquisition of property and equipment		(3,839)	(4,960)
Acquisition of intangible assets		(867)	(446)
Acquisition of Axerra Networks Inc., net of cash acquired		(8,700)	—
Purchase of short term investments		(135,480)	—
Maturity of short term investments		132,378	3,825

		(16,508)	(1,581)

Financing Activities
Change in line of credit		—	(574)
Share repurchase		(10,738)	—
Issuance of common shares net of issuance costs		1,115	70,350

		(9,623)	69,776

Effect of foreign exchange on cash and cash equivalents		(134)	(1,995)
Effect of functional currency change		—	4,480
Net increase (decrease) in cash and cash equivalents		(27,457)	98,583
Cash and cash equivalents at beginning of period		105,276	6,693

Cash and cash equivalents at end of period		77,819	105,276

Cash paid during the period for interest		194	26

See accompanying notes

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in USD $000's except share and per share amounts]

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul and pseudowire equipment.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["GAAP"] and include the following significant accounting policies as well as a reconciliation of the significant differences with generally accepted accounting principles in the United States in note 24.

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with Canadian GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following accounts include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, contingent consideration, contingent royalty, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the consolidated financial statements and notes.

Consolidation

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DragonWave Corp., incorporated in the state of Delaware, in the United States, DragonWave PTE Limited, incorporated in Singapore, 4472314 Canada Inc., incorporated in Canada, Axerra Networks Inc., incorporated in the state of Delaware, Axerra Networks Ltd., incorporated in Israel, Axerra GMBH, incorporated in Germany, and Axerra Networks Asia Pacific Limited, incorporated in Hong Kong. All intercompany accounts and transactions have been eliminated.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are considered financially and operationally integrated, are translated into US dollars (USD) using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income.

        Effective March 1, 2010, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in USD. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements were expressed in CAD. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into USD using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required for fiscal year 2011. For comparative purposes, historical financial statements have been restated in USD using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive loss presented in shareholders' equity. The Company believes that this treatment is consistent with the US GAAP methodology found in FASB Accounting Standard 830.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. The Company allocates the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple-element arrangement, and therefore, the Company would allocate the corresponding revenue among the various components, as described above.

        The Company generates revenue through direct sales and sales to distributors. DragonWave defers the recognition of sales to distributors for shipments for which no end user has been identified due to the right of the distributor to exchange and rotate its stocking levels.

        Arrangements that include services such as training and installation are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue associated with extended warranty and advanced replacement warranty is recognized rateably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short term investments

        The Company has classified its short term investments as held for trading and are carried at fair value with both realized and unrealized gains and losses included in net income.

Financial instruments

        The Company classifies its financial instruments as held-for-trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition. The Company designated its cash and cash equivalents and short term investments as held-for-trading which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net earnings in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV.") The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, raw materials, and work in progress less estimated costs of completion and, or, costs to sell. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future income tax assets will be realized in the future.

        The Company recognizes accrued interest on unrecognized tax liabilities as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Amortization is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        As at February 28, 2011, there are no indicators of impairment of long-lived assets.

Goodwill and Intangible assets

        Intangible assets include computer software, customer relationships and developed technology. Intangible assets are amortized over their estimated useful lives of 2 years, 8 years, and 6 years respectively. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with CICA Handbook Section 3064. Under that guidance goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. In assessing the impairment, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. When the carrying amount of a reporting unit exceeds its fair value, the Company compares the fair value of the goodwill with the carrying amount. If the fair value exceeds the carrying amount of the goodwill, no impairment charge is recorded. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of February 28, 2011.

Contingent Royalty

        In the event of an acquisition, the Company identifies any contingent royalties and recognizes the fair value of those liabilities based on the discounted expected cash outflows. Subsequent to the initial recognition and until the liabilities are settled, cancelled or expire, the Company accretes the liabilities using the initial discount rate and subsequently amortizes the liability into cost of sales based on the forecasted sales over the liability's expected life.

Stock option plan

        The Company has a stock option plan which is described in note 13. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees and cost of matching shares are recorded in share capital and contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing research and development costs are recorded as a recovery of the related research and development expenses, and where such assistance is reasonably assured.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expenses

        The Company defined general and administration expenses to be administrative, finance, and operational costs. Sales and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Income per share

        Basic income per share is calculated by dividing net income available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income available to Common shareholders equates to the net income.

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

CHANGES IN ACCOUNTING POLICIES ADOPTED IN THE CURRENT YEAR

Business combinations

        In January 2009, the Canadian Accounting Standards Board issued a new standard for business combinations, CICA 1582, "Business Combinations," which is substantially converged with IFRS. The revised Canadian standard is effective for years beginning on or after January 1, 2011, with earlier adoption permitted. An entity adopting this section for a fiscal year beginning before January 1, 2011 shall disclose that fact and also is required to adopt CICA 1601, "Consolidated Financial Statements" and CICA 1602,"Non-Controlling Interests" effective at the same time. The Company has adopted CICA Handbook Sections 1582, "Business Combinations," 1601, "Consolidated Financial Statements" and 1602,"Non-Controlling Interests" with effect from March 1, 2010.

Future accounting changes

        On October 1, 2010, the Canadian Securities Administrators approved National Instrument ("NI") 52-107 Acceptable Accounting Principles and Auditing Standards. The policy comes into force on January 1, 2011. NI 52-107 permits Canadian public companies which are also SEC registrants the option to prepare their financial statements under US GAAP. Under this policy there will be no requirement to provide a reconciliation of the US GAAP financial statements to Canadian GAAP. The Company has determined that it is in the best interests of the Company and the readers of its financial information to begin to provide US GAAP, rather than Canadian GAAP compliant financial statements in fiscal 2012. As a result, all future accounting changes disclosed below represent changes to US GAAP which will have an impact to the Company's financial statements in future reporting periods.

1.
On December 17, 2010, the FASB issued ASU 2010-28, which does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350, whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The ASU is effective for impairment tests performed during entities' fiscal years, and interim periods within those years, that begin after December 15, 2010. Early application will not be permitted. The ASU is not expected to have a significant impact on the Company's future financial statements.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.
In November 2009, the FASB issued ASU 2009-13, which amends the guidance in ASC 605-25 on multiple-element revenue arrangements. The amendment eliminates the residual method of allocation and requires that any arrangement consideration be allocated to all deliverables using the relative selling price method with any discounts allocated proportionally to each deliverable. The amendment also establishes a selling price hierarchy for determining the selling price of each deliverable. The selling price, formally referred to as fair value, will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The ASU is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The ASU is not expected to have a significant impact on the Company's future financial statements.

3. ACQUISITION OF AXERRA NETWORKS INC.

        On October 13, 2010, the Company acquired all of the outstanding shares of Axerra Networks Inc. ("Axerra"), a leader in pseudowire technology, under a share purchase agreement dated October 13, 2010. The total potential purchase price is up to $25,000 which includes $9,500 paid in cash on October 13, 2010 and a potential earn-out of $15,500, based on additional sales performance over the next 16 months, which can be paid-out in either cash, or the Company's shares at the Company's option. As at the purchase date, the Company recorded $23,770 for the purchase which included cash consideration of $9,500 and the potential earn-out of $15,500 discounted to $14,270 using a risk-free rate of return adjusted for a risk premium. The estimated liability for the earn-out arrangement established upon acquisition of $14,270 will be adjusted based on accretion of the discount, changes in estimate, and fair value up to the anticipated payment date of February 13, 2012. Any adjustments to the estimated liability for the earn-out arrangement will be accounted for in the period in which the estimate is revised with a corresponding charge to the consolidated statement of operations and comprehensive income.

        The acquisition was accounted for in accordance with CICA 1582, Business Combinations, which is consistent with ASC 805, where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The results of operations of the acquired business were consolidated with those of the Company effective October 14, 2010.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

3. ACQUISITION OF AXERRA NETWORKS INC. (Continued)

        The estimated fair values of the assets acquired and liabilities assumed in the Axerra acquisition are as follows:

Purchase Price Allocation
Tangible assets:
Cash	800
Restricted cash	389
Trade receivables	1,022
Other current assets	1,522
Property, plant and equipment	545
Accumulated tax losses – United States (1)	3,057
Accumulated tax losses – Israel (2)	—

Total tangible assets acquired	7,335
Liabilities:
Current liabilities	3,871
Contingent royalty (Note 15)	4,138
Other liabilities	175

Total liabilities assumed	8,184

Fair value of net tangible and monetary assets	(849)

Intangible assets:
Customer relationships	8,257
Developed technology	6,268
Income tax liability (3)	(1,833)

12,692

Goodwill	11,927

Purchase Price	23,770

(1)
Accumulated gross tax losses of $8,261 of tax losses acquired

(2)
Accumulated gross tax losses of $40,758 acquired; valuation allowance of 100% taken

(3)
Temporary Taxable Difference on acquired intangible assets

        The Company allocated $14,525 to intangible assets, including customer relationships and developed technology based on the relative fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of 8 years and 6 years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the goodwill and intangible assets are deductible for tax purposes.

        The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Axerra's position as a leader in pseudowire technology, its product portfolio that allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

        Axerra's results of operations are included in the consolidated statement of operations and comprehensive income of the combined entity as of the date of acquisition. Since the acquisition date the Company has

13 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

3. ACQUISITION OF AXERRA NETWORKS INC. (Continued)

recognized $8,106 in revenue and $(207) to the consolidated Net Income with regards to Axerra. The following unaudited pro forma financial information presents the Company's results for the twelve month period ended February 28, 2011, as if the Axerra acquisition had occurred at the beginning of the annual reporting period.

Year Ended February 28, 2011
Consolidated Revenue	123,393
Net Income	281

        The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period and are not necessarily representative of future results. The pro forma net earnings were adjusted to exclude $1,386 of acquisition-related costs incurred in fiscal 2011, $352 of accretion related to the contingent consideration, and $98 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory.

4. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

        The Company holds cash, cash equivalents and short term investments in various currencies to facilitate specific business initiatives.

        The following table identifies those currencies and the corresponding allocation:

	as at February 28, 2011				as at February 28, 2010
Native Currency	Native Amount	Foreign Exchange Rate to USD	USD Amount	% of total	% of total
US Dollar	66,001	1.000	66,001	73.6%	85.6%
Canadian Dollar	9,923	1.029	10,211	11.4%	6.4%
Israeli New Shekel	2,374	0.277	657	0.7%	0.0%
Euro	419	1.380	578	0.6%	0.3%
British Pounds	105	1.629	171	0.2%	0.5%
United Arab Emirates Dirham	740	0.272	201	0.2%	0.1%

Total Cash & Cash Equivalents			77,819	86.7%	92.9%
US Dollar	714	1.000	714	0.8%	0%

Total Restricted Cash			714	0.8%	0%
US Dollar	11,181	1.000	11,181	12.5%	0%
Canadian Dollars	—	1.029	—	0.0%	7.1%

Total Short Term Investments			11,181	12.5%	7.1%

TOTAL			89,714	100.0%	100.0%

        The majority of the restricted cash is related to the Company's initial investment in DragonWave HFCL Private Limited in India. As at February 28, 2011 an amount of $575 was restricted for use to incorporate DragonWave HFCL Private Limited. See Note 25 for further details.

14 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

4. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS (Continued)

        Short term investments are classified as held for trading and are re-valued to market at the end of the period. Cost and fair value of short term investments, as at February 28, 2011, by contractual maturity were as follows:

Maturity Date	Amortized Cost	Fair Value
October 31, 2012	9,119	9,125
November 29, 2013	2,062	2,056

Total Short Term Investments	11,181	11,181

        Under the CICA Handbook Section 3862, "Financial Instruments – Disclosures," the Company is required to disclose a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

  •
  Level 3 inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

        Short term investment and cash equivalents have been measured using Level 1 inputs.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to accounts receivable in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer. The following table illustrates the balances which are at least 1 day past due and the allowance for doubtful accounts deemed appropriate.

	as at February 28, 2011			as at February 28, 2010
	Current	at least 1 day past due	Total	Current	at least 1 day past due	Total
Trade Receivables (gross)	9,507	2,163	11,670	18,877	10,095	28,972
Allowance for doubtful accounts	—	(91)	(91)	—	(46)	(46)

Trade Receivables (net)	9,507	2,072	11,579	18,877	10,049	28,926

	82%	18%	100%	65%	35%	100%

        As at February 28, 2011, two customers exceeded 10% of the total receivable balance. These customers represented 31% [February 28, 2010 – two customers represented 83%] of the accounts receivable balance.

15 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

5. TRADE RECEIVABLES (Continued)

        Included in general and administrative expenses is $122 related to bad debt expense for the year ended February 28, 2011 [year ended February 28, 2010 – $(5)].

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2011	February 28, 2010
Raw Materials	9,506	8,019
Work in Progress	851	1,112
Finished Goods	15,730	11,489

Total Production Inventory	26,087	20,620
Inventory held for customer service/warranty	2,117	3,290

Total Inventory	28,204	23,910

        Cost of sales for the year ended February 28, 2011 was $67,460 [year ended February 28, 2010 – $91,565], which included $60,351 [year ended February 28, 2010 – $82,637] of costs associated with inventory. The remaining costs of $7,109 [year ended February 28, 2010 – $8,928] related principally to freight, warranty and other direct costs of sales.

        During the year ended February 28, 2011, the Company recognized an impairment charge on inventory of $3,285 [year ended February 28, 2010 – $969].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2011	February 28, 2010
Deposits	3,108	255
Prepaid expenses	786	466
Goods and services tax	652	1,737
Receivable from the Office of the Chief Scientist	275	—
Income Tax Receivable	221	—
Other & miscellaneous receivables	264	64

Total other current assets	5,306	2,522

16 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

8. PROPERTY AND EQUIPMENT

	February 28, 2011		February 28, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Test equipment	12,526	7,235	10,314	5,450
R&D equipment	2,194	1,600	1,938	1,315
Computer hardware	2,253	1,781	1,876	1,384
Production fixtures	1,055	535	910	280
Leasehold improvements	874	513	727	420
Furniture and fixtures	664	512	586	467
Communication equipment	247	163	180	143
Other	202	116	129	85

Total Property and Equipment	20,015	12,455	16,660	9,544
Accumulated Amortization	(12,455)		(9,544)

Net Book Value	7,560		7,116

        Amortization expenses relating to the above property and equipment of $1,957, $81 and $857 were included in research and development, sales and marketing and general and administrative expenses respectively for the year ended February 28, 2011 [year ended February 28, 2010: R&D – $866; S&M – $38; G&A – $512].

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	February 28, 2011		February 28, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Customer Relationships	8,257	42	—	—
Developed Technology	6,268	452	—	—
Computer Software	2,378	1,480	1,511	1,081

Total Intangible Assets	16,903	1,974	1,511	1,081
Accumulated Amortization	(1,974)		(1,081)

Net Book Value	14,929		430

10. LINE OF CREDIT

        As at February 28, 2011, the Company had drawn nil [February 28, 2010 – nil], on an operating credit facility with a limit of $17,000 [February 28, 2010 – $10,000]. The actual borrowing base fluctuates and is based primarily on a percentage of the total trade receivable amount. Interest is calculated at the bank's prime rate of interest plus 1% [February 28, 2010 – 1.75%] and resulted in a weighted average effective rate of nil for the twelve months ended February 28, 2011 [twelve months ended February 28, 2010 – 4.36%]. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement as at February 28, 2011.

        As at February 28, 2011, the Company has drawn nil [February 28, 2010 – nil] on a capital expenditure facility with a limit of $3,000 [February 28, 2010 – $3,000].

17 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

11. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2011	February 28, 2010
Trade payables	7,581	17,370
Accrued liabilities	5,714	15,029
Payroll related accruals	1,342	509
Warranty accrual	1,330	1,041

Total Accounts Payable and Accrued Liabilities	15,967	33,949

Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability throughout the last two fiscal years:

	February 28, 2011	February 28, 2010
Balance at the beginning of the period	2,475	303
Accruals	2,038	3,031
Utilization	(1,621)	(859)

Ending Balance	2,892	2,475

Short term Portion	1,330	1,041
Long term Portion	1,562	1,434

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2011	February 28, 2010
Warranty accrual	1,562	1,434
Deferred Revenue	437	668

Total Other Long Term Liabilities	1,999	2,102

18 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

13. SHAREHOLDER'S EQUITY

        The following tables illustrate the changes to Shareholder's Equity for the twelve months ended February 28, 2010 and February 28, 2011 respectively:

	Common Shares
			Contributed Surplus			Shareholder's Equity
	Number	Amount		Deficit	AOCL
Balance at February 28, 2009	28,559,297	$108,153	$1,156	$(59,930)	$(15,305)	$34,074

Equity financing	7,493,562	$68,615	—	—	—	$68,615
Stock-based compensation	—	—	$911	—	—	$911
Exercise of stock options	753,443	$1,812	$(692)	—	—	$1,120
Warrant exercises	114,594	$379	—	—	—	$379
Other comprehensive income	—	$164	—	—	$5,687	$5,851
Other	14,021	$51	—	—	—	$51
Net earnings	—	—	—	$27,845	—	$27,845

Balance at February 28, 2010	36,934,917	$179,174	$1,375	$(32,085)	$(9,618)	$138,846

Stock-based compensation	—	—	$1,421	—	—	$1,421
Exercise of stock options	311,254	$1,126	$(285)	—	—	$841
Share repurchase	(1,865,549)	$(9,035)	—	$(1,703)	—	$(10,738)
Other	41,271	$305	$(23)	—	—	$282
Net Earnings	—	—	—	$1,975	—	$1,975

Balance at February 28, 2011	35,421,893	$171,570	$2,488	$(31,813)	$(9,618)	$132,627

        During the twelve months ended February 28, 2011, the Company repurchased nil restricted shares from departing employees [as at February 28, 2010 – 32,084 shares had been repurchased].

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and will expire April 12, 2011. Daily purchases over the facilities of the NASDAQ are limited to 25% of the average rolling daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX are limited to 25% of the historic average daily trading volume of the common shares on the TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company will pay for the common shares purchased will be the market price of the shares at the time of acquisition.

        During the twelve months ended February 28, 2011 the Company has acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10,738 of which $9,035 was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1,703 was charged to deficit.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company. Options are granted with an exercise price equal to the Canadian Dollar fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional

19 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

13. SHAREHOLDER'S EQUITY (Continued)

month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

        In accordance with the rules of the TSX and the provisions of the Stock Option Plan, a Pool Calculation Amendment was approved by the shareholders of the Company on June 15, 2010 which amended the maximum number of Common Shares issuable under the Stock Option Plan from 15% to 10% of the Common Shares issued and outstanding from time to time as well as other stipulations. As at February 28, 2011, 3,542,189 common shares are reserved for issuance. For further details of the amendment, consult the Company's Management Information Circular dated May 18, 2010.

        The following is a summary of Common stock option activity:

	Year ended February 28, 2011		Year ended February 28, 2010
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	1,603,052	$4.06	2,075,918	$3.37
Granted	900,645	$7.28	332,986	$8.90
Exercised	(311,254)	$2.73	(753,443)	$2.53
Forfeited	(77,537)	$6.62	(52,409)	$3.67

Closing Balance	2,114,906	$5.53	1,603,052	$4.06

        The following are the weighted average values used in determining the fair value of options granted in 2011 and 2010:

	Twelve months ended
	February 28, 2011	February 28, 2010
Volatility	63.9%	84.5%
Risk Free Rate	1.60%	1.70%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 900,645 options granted during the twelve month period ended February 28, 2011 were determined to have a fair value of $3,148.

20 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

13. SHAREHOLDER'S EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2011:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.34	$2.00	413,674	2.70	$1.37	187,247	$1.36
$2.01	$3.00	74,175	0.55	$2.50	70,790	$2.48
$3.01	$4.00	205,054	2.62	$3.38	96,298	$3.38
$4.01	$5.00	272,722	2.56	$4.46	189,282	$4.45
$5.01	$6.00	68,616	2.78	$5.59	30,927	$5.62
$6.01	$7.00	403,695	4.22	$6.08	12,779	$6.43
$7.01	$8.00	384,000	4.80	$7.83	250	$7.23
$8.01	$10.00	147,000	4.07	$9.34	5,436	$9.40
$10.01	$13.74	145,970	3.82	$12.44	40,868	$12.26

		2,114,906	3.44	$5.53	633,877	$3.80

        The Company has recognized $1,442 for the twelve months ended February 28, 2011 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [twelve months ended February 28, 2010 – $911]. The expense was included in General and administrative, Sales and marketing, and Research and Development expenses as detailed below:

	Year ended February 28
	2011	2010
General & Administrative	507	363
Research & Development	273	203
Sales & Marketing	662	345

	1,442	911

        As at February 28, 2011, compensation costs not yet recognized relating to stock option awards outstanding is $4,423 [February 28, 2010 – $2,558] net of estimated forfeitures. Based on the vesting schedules set out in the stock option issuance plan, the compensation costs will be recognized over the next 3.85 years. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2011 is $1,540 [year ended February 28, 2010 – $6,330].

        The total intrinsic value of fully vested options at February 28, 2011 was $2,480 [February 28, 2010 – $5,312].

Restricted Shares & Employee Share Purchase Plan

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted shares. As at February 28, 2011, all restrictions have been lifted [February 28, 2010 – 85 shares].

21 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

13. SHAREHOLDER'S EQUITY (Continued)

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. 500,000 Common Shares are reserved for issuance under the ESPP. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the twelve months ended February 28, 2011 a total of 25,148 common shares [February 28, 2010 – 6,031 shares] were purchased respectively by employees at fair market value, while the company issued 6,287 common shares [February 28, 2010 – 1,508 shares] as its matching contribution. The shares contributed by the Company will vest 12 months after issuance. 74 unvested common shares were cancelled during the twelve months ended [February 28, 2010 – nil shares].

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the twelve months ended February 28, 2011 was $10 [twelve months ended February 28, 2010 – 10]. The fair value of the unearned ESPP shares as at February 28, 2011 was $42 [February 28, 2010 – $10]. The number of shares held for release, and still restricted under the plan at February 28, 2011 was 6,287 [February 28, 2010 – 1,516].

Warrants outstanding

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase $315 and $35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 37,354 common shares at a purchase price of $9.37 per share. These warrants are still outstanding, carry a cashless conversion privilege, and expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

22 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

14. NET INCOME PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants:

	Year Ended, February 28
	2011	2010
Basic Net Income per share
Net Income	$1,975	$27,845
Weighted average number of shares outstanding	35,812,507	31,523,226

Net Income per share	$0.06	$0.88

Diluted Net Income per share
Net Income	$1,975	$27,845
Weighted average number of shares outstanding	35,812,507	31,523,226
Dilutive effect of warrants	11,284	73,544
Dilutive effect of stock options	918,170	1,038,572

Adjusted weighted average number of shares outstanding	36,741,961	32,635,342

Net Income per share	$0.05	$0.85

        As at February 28, 2011, 670,970 options and nil warrants were excluded from the net income per share calculation as they were anti-dilutive.

15. COMMITMENTS

        Future minimum operating lease payments as at February 28, 2011 per fiscal year are as follows:

2012	1,763
2013	750
2014	610
2015	479
Thereafter	391

3,993

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel in the amount of $390 in the year ended February 28, 2011. DragonWave is required to pay royalties at the rate of 3% – 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        Upon acquisition of Axerra Networks Inc., the Company recognized $4,138 on to the Balance Sheet which represented the fair value of the obligation as at the acquisition date.

        The fair value represents the discounted, most probable obligation to the Company. After consideration of the liability currently recognized in the consolidated balance sheet of $3,912, the company has a maximum potential obligation of an additional $10,492.

23 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

16. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended February 28
	2011	2010
Changes in non-cash working capital balances:
Trade receivables	18,369	(20,644)
Restricted Cash	(325)	—
Other current assets	(2,085)	(1,819)
Inventory	(6,756)	(13,674)
Future income tax asset	—	(495)
Accounts payable and accrued liabilities	(20,997)	29,481
Income taxes payable	(835)	835
Deferred revenue	436	1,376
Other long term liabilities	(103)	—
Gain on sale of property and equipment	—	258

	(12,296)	(4,682)

17. INCOME TAXES

Income (loss) by jurisdiction

        The components of the Company's income (loss) from continuing operations before income taxes, by taxing jurisdiction, were as follows:

	Year Ended February 28
	2011	2010
Canada	2,480	26,547
United States	648	1,639
Other	(352)	—

	2,776	28,186

        Income tax expense (recovery) consists of:

	Year Ended February 28
	2011	2010
Current
Canadian	304	—
Foreign	138	836

Total	442	836

Future
Canadian	—	—
Foreign	359	(495)

Total	359	(495)

Income tax expense	801	341

24 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

17. INCOME TAXES (Continued)

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	February 28
	2011	2010
Income before income taxes	2,776	28,186
Statutory income tax rate	30.42%	32.83%
Expected income tax expense	844	9,253
Foreign tax rate differences	39	34
Non-deductible expense and non-taxable income	292	576
Utilization of tax assets previously unrecognized	(4,061)	(11,460)
Operating losses not recognized	3,795	1,870
Prior year adjustments	(131)	—
Foreign branch taxes	—	41
Other	23	27

Income tax expense	801	341

        The Company's future tax assets and liabilities include the following significant components:

	Years ended February 28
	2011	2010
Future Tax Assets
SR&ED expenditures	—	2,549
Income tax loss carryforwards	21,068	4,583
Income and expense reserves	1,851	1,288
Book and tax differences on assets	1,314	2,373
Share issue expenses	1,331	1,976
Ontario Harmonization tax credit	1,396	1,521

Gross future tax assets	26,960	14,290

Valuation allowance	(21,799)	(13,795)

Net future tax assets	5,161	495

Future Tax Liabilities
Book and tax differences on intangible assets	(3,800)	—

Gross future tax liabilities	(3,800)	—

Net future tax asset	1,361	495

        As at February 28, 2011, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $35,981, Israel – $44,637, United States – $8,074, United Kingdom – $580.

        The losses in Canada expire starting in Fiscal 2029 until Fiscal 2031. The losses in Israel and the United Kingdom can be carried forward indefinitely. The losses in Israel were obtained by the Company as a

25 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

17. INCOME TAXES (Continued)

result of the acquisition of Axerra Networks, Inc. Income tax benefits relating to the losses in Canada, Israel, and the United Kingdom have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes were not met.

        The losses in the U.S. expire between 2021 and 2030. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $946.

        As at February 28, 2011, the Company had $9,110 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2021. In addition, the Company had provincial research and development tax credits of $981, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        The Company had a transitional tax credit of $1,396, arising from Federal/Ontario Corporate Tax Harmonization, which is available to reduce future Ontario income tax and expires in 2014. A tax benefit for this credit has not been recognized in the consolidated financial statements.

ASC 740 (formerly FIN 48)

        ASC 740 provides additional implementation guidance on the recognition, measurement and disclosure of uncertain tax positions in financial statements. Under Canadian GAAP, the Company recognizes and measures income tax positions based on the best estimate of the amount that is more likely than not of being realized. The adoption of ASC 740 did not have any impact on the Company's U.S. GAAP results.

Substantively enacted tax rates

        Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based upon enacted tax rates. This difference does not result in a difference for any periods presented in these consolidated financial statements.

Deferred tax asset

        Under U.S. GAAP, investment tax credits and provincial research and development tax credits are included in the determination of deferred tax assets whereas under Canadian GAAP, these tax credits are not considered in the determination of future tax assets. Including these tax credits as a deferred tax asset under U.S. GAAP would have the impact of increasing deferred tax assets with a corresponding increase in the Company's valuation allowance of $7,569 as at February 28, 2011 and $5,802 as at February 28, 2010.

Fiscal period subject to examination

        The Company files income tax returns in Canada, the United States, the United Kingdom, Israel and Singapore. Generally, the years 2003 to current remain subject to examination by tax authorities.

Valuation Allowance

        Under U.S. GAAP, any valuation allowance related to investment tax credits and provincial research and development tax credits must be included in the valuation allowance for deferred tax assets. Accordingly, the

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

17. INCOME TAXES (Continued)

valuation allowance, inclusive of these tax credits, is $29,368 as at February 28, 2011 [February 28, 2010 – $19,597].

Recognition of future tax assets

        In assessing the likelihood of realizing future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

        To the extent that management determines that the realization of future income taxes does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

        For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

18. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the year ended February 28, 2011, the Company incurred costs of $1,463 [twelve months ended February 28, 2010 – $1,043], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at February 28, 2011 was $30 [February 28, 2010 – $70] and is included in accounts payable and accrued liabilities. These amounts have been allocated amongst various expense accounts.

        The Company also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the twelve month period ended February 28, 2011 was $2,794 [twelve months ended February 28, 2010 – $12,333]. The majority of the purchases have been recorded in inventory and ultimately in cost of sales. This company ceased to be a related party on May 28, 2010.

        The Company also purchased services from a company controlled or significantly influenced by a Board member. Total net services purchased for the twelve month period ended February 28, 2011 was $250 [twelve months ended February 28, 2010 – nil]. These amounts have been allocated amongst various expense accounts and prepaid expenses.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

18. RELATED PARTY TRANSACTIONS (Continued)

        Details of related party transaction amounts included in consolidated statement of operations and comprehensive income captions are as follows:

	Year ended February 28
	2011	2010
Cost of Sales	3,135	12,575
Research and Development	758	541
General and administrative	362	169
Sales and Marketing	127	91

Total	4,382	13,376

        All transactions are in the normal course of business and have been recorded at the exchange amount.

19. FINANCIAL INSTRUMENTS

        Under Canadian GAAP, financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair value

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2011	February 28, 2010
Held-for-trading (1)	89,714	113,350
Loans and receivables (2)	12,197	28,990
Other financial liabilities (3)	14,608	32,703

(1)
Includes cash, cash equivalents, restricted cash, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

19. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest income of $233 was recognized during the year ended February 28, 2011 on the Company's cash, cash equivalents and short term investments [year ended February 29, 2010 – $89].

        The following table illustrates the effect of a change in interest rates on the Company's net income for the periods mentioned below, with all other variables held constant. The change in after-tax income is due to adjustments in the fair value for fixed rate short term investments classified as held for trading.

Effect on the Company's after-tax income	Interest Rate +25 basis points	Interest Rate -25 basis points
as at February 28, 2011	110	(110)
as at February 28, 2010	(2)	2

        The Company pays interest on its line of credit at the bank's prime rate of interest plus 1% [February 28, 2010 – 1.75%], and has interest rate risk exposure due to changes in the bank's prime rate.

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars:

	February 28, 2011			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	87%	11%	2%	86%	13%	1%
Loans and receivables	94%	1%	5%	93%	6%	1%
Other financial liabilities	70%	18%	12%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at February 28, 2011, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net income of $84 for the twelve month period ended February 28, 2011 [twelve month period ended February 28, 2010 – $66], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at February 28, 2011.

        For the year ended February 28, 2011, a foreign exchange gain of $678 was recognized [year ended February 28, 2010 – ($2,436)].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

20. CAPITAL MANAGEMENT

        The Company defines capital to include shareholders' equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part of its capital management strategy with the exception of an operating line of credit. For all periods noted, the Company has not distributed dividends to its shareholders, and there were no changes in the Company's approach to capital management during the periods noted in these consolidated financial statements.

21. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment – broadband wireless backhaul equipment.

        The following table presents total net book value of property and equipment and goodwill by geographic location:

	For the year ended
	February 28, 2011		February 28, 2010
	Amount	%	Amount	%
Canada	5,398	28%	5,879	83%
United States	11,927	61%	—	0%
Malaysia	1,632	8%	1,237	17%
Other	530	3%	—	0%

Total	19,487	100%	7,116	100%

        The following table presents total revenues by geographic location:

	For the year ended
	February 28, 2011		February 28, 2010
	Amount	%	Amount	%
Canada	7,489	6%	8,262	5%
North America (excluding Canada)	88,656	76%	138,209	88%
Europe, Middle East, and Africa	19,382	16%	9,532	6%
Other	2,483	2%	1,986	1%

Total Revenue	118,010	100%	157,989	100%

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2011		February 28, 2010
	Amount	%	Amount	%
Product Sales	113,024	96%	153,579	97%
Services	4,986	4%	4,410	3%

Total Revenue	118,010	100%	157,989	100%

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

22. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 60% of sales for the year ended February 28, 2011 [year ended February 28, 2010 – 80%].

23. EXPENSES

        Included in general and administrative expenses is $211 related to premises rental expense for the year ended February 28, 2011 [year ended February 29, 2009 – $137].

24. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net income and comprehensive income as reported under Canadian GAAP to net income and comprehensive income that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        There was no effect of the above adjustments on the Company's total shareholders' equity.

	Year ended February 28
	2011	2010
Net and comprehensive income in accordance with Canadian GAAP	1,975	27,845
Share-based compensation adjustment	(113)	(39)

Net and Comprehensive income in accordance with U.S. GAAP	1,862	27,806

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended February 28
	2011	2010
Net and Comprehensive income in accordance with U.S. GAAP	$1,862	$27,806
Weighted average number of shares	35,812,507	31,523,226
Basic income per share	$0.05	$0.88
Weighted average number of shares – diluted	36,741,961	32,635,342
Diluted income per share	$0.05	$0.85

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formerly SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in USD $000's except share and per share amounts]

24. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting ASC 718, which does not permit the use of the minimum value method, additional compensation expense has been recorded under U.S. GAAP for the twelve month period ended February 28, 2011 and February 28, 2010.

        The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

        On May 14, 2009 and June 11, 2009, the Company modified certain outstanding stock options by reducing the exercise price of the options and extending their contractual life by one year. Under Canadian GAAP, in calculating the value of the option immediately prior to the modification, its expected life was limited to the remaining life of the previously granted option. Under U.S. GAAP, in accordance with ASC 718, the expected life of the option was re-evaluated immediately prior to the modification and was not limited to the remaining expected life of the un-modified option. As a result, compensation cost recorded for the year ended February 28, 2011 related to the modification under U.S. GAAP is less than the amount recorded under Canadian GAAP.

Investment Tax Credits

        Under Canadian GAAP, Investment Tax Credits (ITC's) are recognized as a reduction to the Company's Research and development expense. Under US GAAP ITC's are recognized as a reduction to Income tax expense. During fiscal 2011, the Company recognized $380 as a reduction to research and development expense. If the statements were prepared using US GAAP the Company's Income before taxes would be $2,396 and the Company's tax expense would be $421 as opposed to $2,776 and $801 respectively as currently stated under Canadian GAAP. The GAAP difference would have no impact on the Company's consolidated Net and Comprehensive Income.

25. SUBSEQUENT EVENTS

        On March 10, 2011 DragonWave and Himachal Futuristic Communications Ltd. (HFCL) finalized the incorporation of DragonWave HFCL Private Limited in India. DragonWave invested $575 in return for 50.1% ownership of the newly formed company. DragonWave will consolidate the results of its subsidiary as of March 10, 2011.

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QuickLinks

  Exhibit 99.2
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Expressed in USD $000's except share and per share amounts]